FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX APPROVES TO INCREASE THE FUNDS TO PURCHASE ITS OWN SHARES

Mexico City, March 30, 2006. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) announced that at its Ordinary Shareholders Meeting held today, resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 15 billion pesos. The remaining amount was approximately 215 million pesos bringing the total to 15,215 million pesos and approved other ancillary matters related therewith.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX APPROVES TO INCREASE THE FUNDS TO PURCHASE ITS OWN SHARES